MorphoSys AG

MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Voting Rights Announcements | 12 April 2024 16:05

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
12.04.2024 / 16:05 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	MorphoSys AG
Street:	Semmelweisstr. 7
Postal code:	82152
City:	Planegg Germany
Legal Entity Identifier (LEI):	529900493806K77LRE72

2. Reason for notification

X	Acquisition/disposal of shares with voting rights
X	Acquisition/disposal of instruments
	Change of breakdown of voting rights
	Other reason:

3. Details of person subject to the notification obligation

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: BNP PARIBAS SA City of registered office, country: PARIS, France   04 Apr 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 4.83% 0.26% 5.09% 37716423 Previous notification n/a % n/a % n/a % / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 1820645 0.00% 4.83 % Total 1820645 4.83 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % 0 0.00 %     Total 0 0.00%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Swap on Spot position 23-Dec-2024 Multiple Cash 1840 0.00 % Swap on Spot position 23-Oct-2025 Multiple Cash 806 0.00 % Swap on Spot position 03-Nov-2025 Multiple Cash 17300 0.05 % Swap on Spot position 20-Nov-2028 Multiple Cash 16166 0.04 % Swap on Spot position 15-Jan-2026 Multiple Cash 7225 0.02 % Swap on Spot position 07-May-2026 Multiple Cash 12976 0.03 % Swap on Spot position 31-Oct-2025 Multiple Cash 2700 0.01 % Swap on Spot position 28-Mar-2025 Multiple Cash 4307 0.01 % Swap on Spot position 02-Mar-2026 Multiple Cash 32919 0.09 %       Total 96239 0.26%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) BNP PARIBAS SA % % % BNP PARIBAS Securities Services 4.54% % % - % % % BNP PARIBAS SA % % % BNP PARIBAS Financial Markets % % % Proportion of voting rights Proportion of instruments Total of both % % %   10 Apr 2024

12.04.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service